BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      November 25, 2002

3.   Press Release

     A news release was issued in Vancouver, B.C. on November 25, 2002.

4.  Summary of Material Change

Silver Standard Resources Inc. (Nasdaq – SSRI; TSX Venture - SSO; Berlin - 858840) and Pan American Silver Corp. (Nasdaq – PAAS; TSX – PAA) are pleased to report high-grade drilling results from their jointly owned Manantial Espejo silver-gold property in the Santa Cruz province of Argentina.

This release covers results received from the first 2,336 meters of drilling in 16 holes. Assays are complete for 10 holes in the Maria vein area, which were designed to infill previous drilling to 25-meter spacings (from 50 meters) over a strike length of 700 meters. The best hole to date in this area in the current program (T-289 at Line 225W) contained an intercept of 8.5 meters grading 14.3 grams of gold per tonne and 360.3 grams of silver per tonne (27.9 feet of 0.42 ounces of gold per ton and 10.5 ounces of silver per ton).

In addition, assays were received for six holes targeted at the adjacent Melissa vein, located about 700 meters due east of Maria, where previous drilling intersected bonanza-grade silver and gold values. In the current program, two holes were particularly notable: T-292 and T-297. T-292 intersected 3.4 meters grading 17.8 grams of gold per tonne and 1,531 grams of silver per tonne (11.1 feet grading 0.52 ounces of gold per ton and 44.7 ounces of silver per ton). T-297 was similarly well mineralized with an intercept of 5.0 meters grading 8.3 grams of gold per tonne and 1,487 grams of silver per tonne (16.4 feet grading 0.24 ounces of gold per ton and 43.4 ounces of silver per ton).

5.  Full Description of Material Changes

      See attached news release 02-18.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 26th day of November, 2002

LINDA J. SUE
_________________________________
Linda J. Sue, Corporate Secretary

November 25, 2002
News Release 02-18

N E W S    R E L E A S E

    SILVER SILVER STANDARD AND PAN AMERICAN SILVER ANNOUNCE HIGH-GRADE DRILL
INTERCEPTS AT MANANTIAL ESPEJO IN ARGENTINA

Vancouver, B.C. -- Silver Standard Resources Inc. (Nasdaq – SSRI; TSX Venture - SSO; Berlin - 858840) and Pan American Silver Corp. (Nasdaq – PAAS; TSX – PAA) are pleased to report high-grade drilling results from their jointly owned Manantial Espejo silver-gold property in the Santa Cruz province of Argentina. Silver Standard is managing the current 6,000-meter core-drilling program (Ken McNaughton, VP Exploration, Silver Standard, P.Eng., Qualified Person), which is expected to result in an updated pre-feasibility study in 2003. Manantial Espejo, which translates to “silver spring”, is a 101.4 square-mile project located in a very prolific precious metal belt that includes Anglo Gold’s Cerro Vanguardia mine and Coeur d’Alene’s Martha mine.

This year’s work is estimated to cost approximately US$2.0 million and the current drill program has three primary objectives: (1) infill drilling of the Maria vein where approximately 70 percent of total precious metals resources have been outlined on the property to date; (2) defining the geometry of the Melissa vein where very high-grade silver-gold values have been intersected in earlier drilling programs; and (3) extension and exploration drilling of nearby vein targets on this large, well-mineralized property. Silver and gold mineralization at Manantial Espejo occurs as sulfides in quartz veins and silicified stockworks that cut Tertiary volcaniclastic and intrusive rock.

This release covers results received from the first 2,336 meters of drilling in 16 holes. A map showing locations of current drilling can be found at the following links (www.silver-standard.com or www.panamericansilver.com). Assays are complete for 10 holes in the Maria vein area, which were designed to infill previous drilling to 25-meter spacings (from 50 meters) over a strike length of 700 meters. The best hole to date in this area in the current program (T-289 at Line 225W) contained an intercept of 8.5 meters grading 14.3 grams of gold per tonne and 360.3 grams of silver per tonne (27.9 feet of 0.42 ounces of gold per ton and 10.5 ounces of silver per ton). These values confirm the continuity of the vein by comparing favorably in grade and thickness to results of drilling on adjacent sections. The Maria vein has been traced on surface for a strike length of at least 2,000 meters. Several wide, step-out holes are planned in the current program and will probe the vein’s continuity at depth to the northwest where it has been defined by limited surface trenching but not by recent drilling.

In addition, assays were received for six holes targeted at the adjacent Melissa vein, located about 700 meters due east of Maria, where previous drilling intersected bonanza-grade silver and gold values. In the current program, two holes were particularly notable: T-292 and T-297. T-292 intersected 3.4 meters grading 17.8 grams of gold per tonne and 1,531 grams of silver per tonne (11.1 feet grading 0.52 ounces of gold per ton and 44.7 ounces of silver per ton). T-297 was similarly well mineralized with an intercept of 5.0 meters grading 8.3 grams of gold per tonne and 1,487 grams of silver per tonne (16.4 feet grading 0.24 ounces of gold per ton and 43.4 ounces of silver per ton).

Sufficient drilling has now been completed on the silver-dominant Melissa vein to perform a resource calculation, adding this zone to three other vein systems on which resources have been outlined on the Manantial Espejo project (Maria, Karina/Union and Concepcion). Drilling continues and further results will be reported as assays are received.

Silver Standard and Pan American Silver also announce that they have jointly acquired the 3 percent net smelter return (NSR) royalty on the Manantial Espejo property, previously owned by Barrick Gold Corp. Combined with the March 2002 acquisition of a 1.2 percent NSR royalty on the property, this nearly eliminates the property’s royalty burden and will significantly improve the economics of a mining operation on the Manantial Espejo deposits.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. With approximately US$10.0 million in cash, Silver Standard is actively advancing its portfolio with drill programs now under way at Maverick Springs in Nevada, Bowdens in Australia and Manantial Espejo in Argentina.

Pan American Silver is North America’s purest large silver producer with three mines, two development projects, and multiple exploration projects in Peru, Mexico, Bolivia and Argentina.

- End -

For further information, contact:

Silver Standard
Robert A. Quartermain, President, (604) 689-3846 or Paul LaFontaine, Director, Investor Relations, toll-free: (888) 338-0046, direct: (604) 484-8212, E-Mail: invest@silverstandard.com

Pan American Silver
Ross J. Beaty, Chairman and CEO, or Rosie Moore, VP Corp. Relations, (604) 684-1175, E-mail: info@panamericansilver.com

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Silver Standard's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Silver Standard's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American/Silver Standard are active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F and Silver Standard’s Form 20-F.

*SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS - November 2002

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Gold (oz./ton)	Silver	Silver (oz./ton)
Maria Vein
T-282	4594192N 2462325E	-60°/ 29°	84.3	88.3	4.0	7.8	0.23	67.8	2.0
T-283	4594165N 2462309E	-60°/ 29°	54.5	62.1	7.6	3.6	0.10	248.1	5.6
T-284	4594095N 2462267E	-60°/ 30°	149.5	151.3	1.8	0.8	0.02	164.1	4.9
T-285	4594110N 2462333E	-60°/ 29°	70.3	76.3	6.0	8.2	0.24	98.8	2.9
T-286	4594131N 2462347E	-60°/ 29°	31.5	42.6	11.1	5.4	0.16	69.3	2.0
T-287	4594121N 2462224E	-60°/ 30°	136.8	141.4	4.6	1.0	0.03	66.3	1.9
T-288	4594144N 2462387E	-60°/ 2°	98.9	108.2	9.3	2.5	0.07	91.8	2.7
T-289	4594180N 2462201E	-60°/ 29°	137.8	146.3	8.5	14.3	0.42	360.3	10.5
		incl.	137.8	139.0	1.2	22.4	0.65	975.4	28.4
		and	144.8	146.3	1.5	30.0	0.87	313.3	9.1
T-290	4594439N 2462152E	-60°/ 180°	Assays not yet available
T-291	4594466N 2461880E	-60°/ 58°	72.9	78.0	5.1	Anomalous values
Melissa Vein
T-292	4594185N 2463225E	-60°/ 179°	107.5	110.9	3.4	17.8	0.52	1,531.0	44.7
		incl.	108.5	109.2	0.7	72.1	2.10	4,578.3	133.5
T-293	4594232N 2463315E	-60°/ 179°	173.2	180.4	7.2	1.1	0.03	267.5	7.8
T-294	4594251N 2463375E	-60°/ 180°	181.0	182.2	1.2	3.3	0.10	598.1	17.4
T-295	4594180N 2463175E	-60°/ 180°	127.8	128.6	0.8	4.3	0.13	414.2	12.1
T-296	4594205N 2463425E	-60°/ 180°	No significant values
T-297	4594178N 2463303E	-60°/ 180°	96.2	101.2	5.0	8.3	0.24	1,487.2	43.4

                * All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.